UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

May 1, 2026

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.
(Translation of registrant’s name into English)

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. as of the date indicated in the relevant exhibit description.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Press Release entitled “Transaction in own shares” dated April 1, 2026.

Exhibit 2
Press Release entitled “British American Tobacco p.l.c. (the “Company”) - Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated April 1, 2026.

Exhibit 3
Press Release entitled “British American Tobacco p.l.c. - Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated April 1, 2026.

Exhibit 4
Press Release entitled “British American Tobacco p.l.c. (the “Company”) - Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated April 1, 2026.

Exhibit 5	Press Release entitled “British American Tobacco p.l.c. (“the Company”) - Total Voting Rights and Issue of Shares” dated April 1, 2026.

Exhibit 6	Press Release entitled “Transaction in own shares” dated April 2, 2026.

Exhibit 7	Press Release entitled “British American Tobacco p.l.c. (“the Company”) - Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated April 2, 2026.

Exhibit 8	Press Release entitled “British American Tobacco p.l.c. (“the Company”) - Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated April 2, 2026.

Exhibit 9	Press Release entitled “British American Tobacco p.l.c. - TR-1: Notification of major holdings” dated April 2, 2026.

Exhibit 10	Press Release entitled “Transaction in own shares” dated April 8, 2026.

Exhibit 11	Press Release entitled “British American Tobacco p.l.c. (the “Company” or “BAT”) - BAT Appoints Chief Financial Officer” dated April 9, 2026.

Exhibit 12	Press Release entitled “Transaction in own shares” dated April 9, 2026.

Exhibit 13
Press Release entitled “British American Tobacco p.l.c. - Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated April 9, 2026.

Exhibit 14	Press Release entitled “Transaction in own shares” dated April 10, 2026.

Exhibit 15
Press Release entitled “British American Tobacco p.l.c. - Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated April 10, 2026.

Exhibit 16	Press Release entitled “Transaction in own shares” dated April 13, 2026.

Exhibit 17	Press Release entitled “Transaction in own shares” dated April 14, 2026.

Exhibit 18	Press Release entitled “Transaction in own shares” dated April 15, 2026.

Exhibit 19	Press Release entitled “AGM 2026 - Chair’s address” dated April 15, 2026.

Exhibit 20	Press Release entitled “British American Tobacco p.l.c. (the “Company”) - Results of Voting at the 2026 Annual General Meeting” dated April 15, 2026.

Exhibit 21	Press Release entitled “Transaction in own shares” dated April 16, 2026.

Exhibit 22	Press Release entitled “Transaction in own shares” dated April 17, 2026.

Exhibit 23	Press Release entitled “British American Tobacco p.l.c. - Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated April 17, 2026.

Exhibit 24	Press Release entitled “Transaction in own shares” dated April 20, 2026.

Exhibit 25	Press Release entitled “Transaction in own shares” dated April 21, 2026.

Exhibit 26	Press Release entitled “British American Tobacco p.l.c. (the “Company”) - Share Buyback Programme” dated April 22, 2026.

Exhibit 27	Press Release entitled “Transaction in own shares” dated April 22, 2026.

Exhibit 28	Press Release entitled “Transaction in own shares” dated April 23, 2026.

Exhibit 29	Press Release entitled “Transaction in own shares” dated April 27, 2026.

Exhibit 30
Press Release entitled “British American Tobacco p.l.c. - Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated April 30, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Christopher Worlock
	Name:	Christopher Worlock
	Title:	Assistant Secretary

Date:  May 1, 2026